UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 19)*

VMware, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

928563402

(CUSIP Number)

Robert L. Potts

Senior Vice President, Corporate Securities & Finance Counsel and Assistant Secretary

Dell Technologies Inc.

One Dell Way

Round Rock, TX 78682

(512) 728-7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

William R. Dougherty

Atif Azher

Naveed Anwar

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, CA 94304

(650) 251-5000

July 15, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 928563402

1	Names of reporting persons Dell Technologies Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 337,900,441 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 337,900,441 shares of Class A Common Stock1/

11	Aggregate amount beneficially owned by each reporting person 337,900,441 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 80.6%2/
14	Type of reporting person (see instructions) CO

1/

Includes (i) 30,678,605 shares of Class A Common Stock and (ii) 307,221,836 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

2/

Based on 111,828,394 shares of Class A Common Stock outstanding as of May 29, 2020, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended May 1, 2020 filed by the Issuer with the Securities and Exchange Commission (the “SEC”). Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 928563402

1	Names of reporting persons EMC Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Massachusetts

Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 337,900,441 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 337,900,441 shares of Class A Common Stock1/

11	Aggregate amount beneficially owned by each reporting person 337,900,441 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 80.6%2/
14	Type of reporting person (see instructions) CO

1/

Includes (i) 30,678,605 shares of Class A Common Stock and (ii) 307,221,836 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

2/

Based on 111,828,394 shares of Class A Common Stock outstanding as of May 29, 2020, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended May 1, 2020 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 928563402

1	Names of reporting persons VMW Holdco LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 100,000,000 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 100,000,000 shares of Class A Common Stock1/

11	Aggregate amount beneficially owned by each reporting person 100,000,000 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 53.3%2/
14	Type of reporting person (see instructions) OO

1/

Includes (i) 24,178,605 shares of Class A Common Stock and (ii) 75,821,395 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

2/

Based on 111,828,394 shares of Class A Common Stock outstanding as of May 29, 2020, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended May 1, 2020 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 928563402

1	Names of reporting persons EMC Equity Assets LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 7,221,836 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 7,221,836 shares of Class A Common Stock1/

11	Aggregate amount beneficially owned by each reporting person 7,221,836 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.1%2/
14	Type of reporting person (see instructions) OO

1/

Includes 7,221,836 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

2/

Based on 111,828,394 shares of Class A Common Stock outstanding as of May 29, 2020, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended May 1, 2020 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 928563402

1	Names of reporting persons Michael S. Dell
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 337,900,441 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 337,900,441 shares of Class A Common Stock1/

11	Aggregate amount beneficially owned by each reporting person 337,900,441 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 80.6%2/
14	Type of reporting person (see instructions) IN

1/

Includes (i) 30,678,605 shares of Class A Common Stock and (ii) 307,221,836 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

2/

Based on 111,828,394 shares of Class A Common Stock outstanding as of May 29, 2020, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended May 1, 2020 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

Explanatory Note

This Amendment No. 19 (the “Amendment”) amends the statement on Schedule 13D originally filed by Dell Technologies Inc. (“Dell Technologies”), EMC Corporation (“EMC”) and Michael S. Dell as the Reporting Persons on September 15, 2016, as amended by Amendment No. 1 to the Schedule 13D filed on November 8, 2016, Amendment No. 2 to the Schedule 13D filed on December 15, 2016, Amendment No. 3 to the Schedule 13D filed on December 22, 2016, Amendment No. 4 to the Schedule 13D filed on February 15, 2017, Amendment No. 5 to the Schedule 13D filed on March 30, 2017, Amendment No. 6 to the Schedule 13D filed on April 5, 2017, Amendment No. 7 to the Schedule 13D (which, among other matters, reported the status of VMW Holdco LLC, an indirect wholly-owned subsidiary of Dell Technologies and a direct wholly-owned subsidiary of EMC (“VMW Holdco”), as a Reporting Person) filed on April 13, 2017, Amendment No. 8 to the Schedule 13D filed on May 10, 2017, Amendment No. 9 to the Schedule 13D filed on August 24, 2017, Amendment No. 10 to the Schedule 13D filed on September 14, 2017, Amendment No. 11 to the Schedule 13D filed on November 3, 2017, Amendment No. 12 to the Schedule 13D filed on February 2, 2018, Amendment No. 13 to the Schedule 13D filed on July 3, 2018, Amendment No. 14 to the Schedule 13D filed on December 26, 2018, Amendment No. 15 to the Schedule 13D filed on August 14, 2019, Amendment No. 16 to the Schedule 13D filed on August 22, 2019, Amendment No. 17 to the Schedule 13D (which, among other matters, reported the status of EMC Equity Assets LLC, an indirect wholly-owned subsidiary of Dell Technologies and a direct wholly-owned subsidiary of EMC (“EMC Sub”), as a Reporting Person) filed on January 2, 2020 and Amendment No. 18 to the Schedule 13D filed on March 24, 2020 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 2. Identity and Background.

The information set forth in Annex A and amended Item 5 is incorporated by reference herein.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

Dell Technologies is exploring potential alternatives with respect to its ownership interest in VMware, Inc. (“VMware” or the “Issuer”), including a potential spin-off of that ownership interest to Dell Technologies’ stockholders that is intended to qualify as generally tax-free for U.S. federal income tax purposes to Dell Technologies and its stockholders (such transaction, a “Spin-off”). Although this process is currently only at an exploratory stage, Dell Technologies believes a Spin-off could benefit both Dell Technologies’ and VMware’s stockholders by simplifying capital structures and enhancing strategic flexibility, while still maintaining a mutually beneficial strategic and commercial partnership. Dell Technologies also continues to evaluate a range of strategic options, including maintaining the status quo with respect to its ownership interest in VMware.

As part of its exploration of a potential Spin-off, Dell Technologies expects to explore, and if it determines advisable, seek to negotiate and agree to, certain terms and conditions related to such Spin-off with a special committee of the Board of Directors of VMware (the “VMware Special Committee”) and the approval of the Board of Directors of VMware. Dell Technologies expects that in any such discussions, it would seek to negotiate the payment of a special cash dividend by VMware, which would be paid substantially concurrently with the Spin-off on a pro rata basis to all VMware stockholders. In the event VMware were to pay such a dividend, Dell Technologies expects that VMware would fund such dividend in part through the incurrence of new indebtedness. Dell Technologies expects that, in such event, it would use its pro rata portion of the proceeds from any such special cash dividend to repay outstanding debt of Dell Technologies and for general corporate purposes. In any potential Spin-off, it is important to Dell Technologies that both VMware and Dell Technologies have appropriate capital structures immediately following any Spin-off. Accordingly, in any negotiation relating to a potential Spin-off with VMware and the VMware Special Committee, Dell Technologies’ goal would be to (1) maintain VMware’s credit rating of investment grade and (2) improve Dell Technologies’ credit rating at, or shortly following consummation of, the Spin-off. However, Dell Technologies can give no assurance that any specific ratings would ultimately be obtained for either company in the event of a Spin-off.

Dell Technologies also expects that any discussions with respect to a Spin-off would address the further formalization of certain mutually beneficial existing arm’s-length commercial arrangements that reflect the close operating relationship currently in place, including go-to-market, services, research and development, and intellectual property agreements, between Dell Technologies and VMware to provide for ongoing strategic benefits and continued support for customers of both companies following a Spin-off.

If Dell Technologies and VMware were to enter into negotiations and reach agreement on terms and conditions with respect to a potential Spin-off and such a Spin-off were to be consummated, Dell Technologies’ stockholders would separately own shares directly in both Dell Technologies and in VMware. Any potential Spin-off would not occur prior to September 2021.

There can be no assurance that any discussions among Dell Technologies, VMware, the VMware Special Committee and their respective representatives with respect to a potential Spin-off will result in the entry into definitive agreements concerning a Spin-off or, if such definitive agreements were to be reached, that they would reflect terms consistent with those described above or would result in the consummation of the Spin-off transactions provided for in such definitive agreements. Discussions concerning a potential Spin-off and related matters may be terminated at any time by Dell Technologies or VMware.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b) and (c) are hereby amended and restated as follows:

(a) As of the date hereof, (i) Dell Technologies, EMC and Michael S. Dell are the beneficial owners of an aggregate of 337,900,441 shares of Class A Common Stock of the Issuer, consisting of (A) 30,678,605 shares of Class A Common Stock and (B) 307,221,836 shares of Class B Common Stock that are convertible into an equal number of shares of Class A Common Stock at any time, (ii) VMW Holdco is the beneficial owner of a portion of such shares consisting of (A) 24,178,605 shares of Class A Common Stock and (B) 75,821,395 shares of Class B Common Stock, and (iii) EMC Sub is the beneficial owner of a portion of such shares consisting of 7,221,836 shares of Class B Common Stock. As of the date hereof, the 337,900,411 shares of Class A Common Stock beneficially owned by Dell Technologies, EMC and Michael S. Dell represent approximately 80.6% of the shares of Class A Common Stock. Of those 337,900,441 shares, the 100,000,000 shares of Class A Common Stock beneficially owned by VMW Holdco represent approximately 53.3% of the shares of Class A Common Stock and the 7,221,836 shares of Class A Common Stock beneficially owned by EMC Sub represent approximately 6.1% of the shares of Class A Common Stock.1/

(b) As of the date hereof:

Dell Technologies has:

(i) sole power to vote or direct the vote of -0- shares;

(ii) shared power to vote or direct the vote of 337,900,441 shares;

(iii) sole power to dispose or direct the disposition of -0- shares; and

(iv) shared power to dispose or direct the disposition of 337,900,441 shares.

EMC has:

(i) sole power to vote or direct the vote of -0- shares;

(ii) shared power to vote or direct the vote of 337,900,441 shares;

(iii) sole power to dispose or direct the disposition of -0- shares; and

(iv) shared power to dispose or direct the disposition of 337,900,441 shares.

VMW Holdco has:

(i) sole power to vote or direct the vote of -0- shares;

(ii) shared power to vote or direct the vote of 100,000,000 shares;

(iii) sole power to dispose or direct the disposition of -0- shares; and

(iv) shared power to dispose or direct the disposition of 100,000,000 shares.

EMC Sub has:

(i) sole power to vote or direct the vote of -0- shares;

(ii) shared power to vote or direct the vote of 7,221,836 shares;

(iii) sole power to dispose or direct the disposition of -0- shares; and

(iv) shared power to dispose or direct the disposition of 7,221,836 shares.

1/

In each case, based on 111,828,394 shares of Class A Common Stock outstanding as of May 29, 2020, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended May 1, 2020 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock beneficially owned by such Reporting Persons into shares of Class A Common Stock.

Michael S. Dell has:

(i) sole power to vote or direct the vote of -0- shares;

(ii) shared power to vote or direct the vote of 337,900,441 shares;

(iii) sole power to dispose or direct the disposition of -0- shares; and

(iv) shared power to dispose or direct the disposition of 337,900,441 shares.

Under the terms of the Issuer’s Amended and Restated Certificate of Incorporation, a holder of a share of Class A Common Stock is entitled to one vote per share and a holder of a share of Class B Common Stock is entitled to ten votes per share. As of the date hereof, Dell Technologies, EMC and Michael S. Dell control approximately 97.5% of the combined voting power of both classes of common stock of the Issuer and, included in that amount, VMW Holdco controls approximately 24.6% of the combined voting power of both classes of common stock of the Issuer and EMC Sub controls approximately 2.3% of the combined voting power of both classes of common stock of the Issuer. In addition, the holders of the Class B Common Stock, voting separately as a class, are entitled to elect 80% of the total number of directors on the Issuer’s board of directors.

(c) Except as described herein, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person listed in Annex A filed as an attachment to this Amendment No. 19, has effected any transaction involving the Class A Common Stock of VMware during the last 60 days from the date hereof.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2020

DELL TECHNOLOGIES INC.

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Senior Vice President and Assistant Secretary

EMC CORPORATION

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Senior Vice President and Assistant Secretary

VMW HOLDCO LLC

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Senior Vice President and Assistant Secretary

EMC EQUITY ASSETS LLC

By:	/s/ Robert L. Potts
Name: Robert L. Potts
Title:	Senior Vice President and Assistant Secretary

MICHAEL S. DELL

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Attorney-in-Fact

ANNEX A

Annex A of the Schedule 13D is hereby amended and restated as follows:

DIRECTORS AND EXECUTIVE OFFICERS

DELL TECHNOLOGIES INC.

The following sets forth the name, position and principal occupation of each director and executive officer of Dell Technologies Inc. Each director and executive officer is a citizen of the United States. The business address of each director and executive officer is c/o Dell Technologies Inc., One Dell Way, Round Rock, Texas 78682. To the best of Dell Technologies Inc.’s knowledge, other than Mr. Dell, who is a Reporting Person in this Schedule 13D, none of its directors or executive officers beneficially owns any shares of Class A Common Stock of the Issuer.

Directors	Principal Occupation
Michael S. Dell	Chief Executive Officer and Chairman Dell Technologies Inc.

David W. Dorman	Founding Partner Centerview Capital Technology

Egon Durban	Co-Chief Executive Officer Silver Lake

William D. Green	Board member

Ellen J. Kullman	President and Chief Executive Officer Carbon, Inc.

Simon Patterson	Managing Director Silver Lake

Lynn M. Vojvodich	Board member and advisor to companies

Executive Officers	Title
Michael S. Dell	Chief Executive Officer

Jeffrey W. Clarke	Vice Chairman, Products and Operations

Allison Dew	Chief Marketing Officer

Howard D. Elias	President, Services and Digital

Steven H. Price	Chief Human Resources Officer

Richard J. Rothberg	General Counsel

William F. Scannell	President, Global Sales and Customer Operations

Thomas W. Sweet	Chief Financial Officer

2

EMC CORPORATION

The following sets forth the name, position and principal occupation of each director and executive officer of EMC Corporation. Each such person is a citizen of the United States. The business address of each director and executive officer is c/o Dell Technologies Inc., One Dell Way, Round Rock, Texas 78682. To the best of Dell Technologies Inc.’s knowledge, other than Mr. Dell, who is a Reporting Person in this Schedule 13D, none of the directors or executive officers of EMC Corporation beneficially owns any shares of Class A Common Stock of the Issuer. Except as otherwise indicated, the principal occupation of each of the individuals named below is as an officer or executive officer of Dell Technologies Inc. under the titled listed.

Director	Principal Occupation
Robert L. Potts	Senior Vice President, Corporate Securities & Finance Counsel

Executive Officers	Title
Michael S. Dell	Chief Executive Officer and Chairman

Tyler W. Johnson	Senior Vice President and Treasurer

Richard J. Rothberg	General Counsel and Secretary

Thomas W. Sweet	Chief Financial Officer

Robert L. Potts	Senior Vice President and Assistant Secretary

Tom Vallone	Senior Vice President, Tax

Brunilda Rios	Senior Vice President and Chief Accounting Officer

3

VMW HOLDCO LLC

The following sets forth the name, position and principal occupation of each director and executive officer of VMW Holdco LLC. Each such person is a citizen of the United States. The business address of each director and executive officer is c/o Dell Technologies Inc., One Dell Way, Round Rock, Texas 78682. To the best of Dell Technologies Inc.’s knowledge, other than Mr. Dell, who is a Reporting Person in this Schedule 13D, none of the directors or executive officers of VMW Holdco LLC beneficially owns any shares of Class A Common Stock of the Issuer. Except as otherwise indicated, the principal occupation of each of the individuals named below is as an officer or executive officer of Dell Technologies Inc. under the titled listed.

Directors	Principal Occupation
Robert L. Potts	Senior Vice President, Corporate Securities & Finance Counsel

Michelle A. Dryer	Independent Director

Executive Officers	Title
Michael S. Dell	Chief Executive Officer and Chairman

Tyler W. Johnson	Senior Vice President and Treasurer

Richard J. Rothberg	General Counsel and Secretary

Thomas W. Sweet	Chief Financial Officer

Robert L. Potts	Senior Vice President and Assistant Secretary

Tom Vallone	Senior Vice President, Tax

Brunilda Rios	Senior Vice President and Chief Accounting Officer

4

MANAGER AND EXECUTIVE OFFICERS

EMC EQUITY ASSETS LLC

The following sets forth the name, position and principal occupation of each manager and executive officer of EMC Equity Assets LLC. Each such person is a citizen of the United States. The business address of each manager and executive officer is c/o Dell Technologies Inc., One Dell Way, Round Rock, Texas 78682. To the best of Dell Technologies Inc.’s knowledge, other than Mr. Dell, who is a Reporting Person in this Schedule 13D, none of the managers or executive officers of EMC Equity Assets LLC beneficially owns any shares of Class A Common Stock of the Issuer.

Manager	Principal Occupation
Robert L. Potts	Senior Vice President and Assistant Secretary

Executive Officers	Title
Michael S. Dell	Chief Executive Officer and Chairman

Tyler W. Johnson	Senior Vice President and Treasurer

Richard J. Rothberg	General Counsel and Secretary

Thomas W. Sweet	Chief Financial Officer

Robert L. Potts	Senior Vice President and Assistant Secretary

Tom Vallone	Senior Vice President, Tax

Brunilda Rios	Senior Vice President and Chief Accounting Officer